N E W S R E L E A S E

October 5, 2004	Trading Symbols:
News Release 04-13	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD AND MINCO ANNOUNCE STRATEGIC ALLIANCE
ON SILVER IN CHINA

Vancouver, B.C. — Minco Mining & Metals Corporation (Minco) and Silver Standard Resources Inc. (Silver Standard) are pleased to announce that they have entered into a strategic alliance to jointly pursue silver opportunities in China. As recently announced, Minco has created a wholly-owned subsidiary, Minco Silver Corporation (Minco Silver) to acquire silver projects in China.

Under terms of the strategic alliance, Silver Standard will invest C$2,000,000 in Minco Silver to acquire a 20% interest in the new venture. Silver Standard will have preferential purchase rights to participate in future financing of Minco Silver in order to increase its interest up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and Silver Standard to pursue silver projects in China.

The board of directors of Minco Silver will comprise five members: two directors nominated by Minco, one by Silver Standard and two independent directors. Mr. William Meyer and Dr. Ken Cai will be the initial Minco appointees, and Mr. Robert Quartermain will represent Silver Standard.

Minco has evaluated many silver projects in China over the past two years and has assembled a large silver database. Currently Minco Silver has the right to earn 70% of the equity interest in the Fuwan Silver project, Guangdong, China. Fuwan Silver has an inferred resource of approximately 160 million ounces of silver in situ, grading 250-270 grams per tonne silver (approximately 7.9 ounces of silver per ton). The shallow-dipping deposit is still open to the southwest, south and southeast.

Silver Standard Resources Inc. is a well-financed silver resource company with core projects in North and South America and Australia. The company currently has scoping, prefeasibility and feasibility studies underway on these core projects and has US$36.9 million in cash, 1.95 million ounces of silver bullion currently valued at US$13.3 million and marketable securities currently valued at US$4.3 million. The company continues to seek resource base growth through acquisitions and exploration of its own projects.

Minco is a TSX-listed company focusing on exploration and development of advanced stage gold, silver and base metals projects in China. Minco has continuously been active in China over the past 10 years under the leadership, of Dr. Ken Cai, a Chinese Canadian with a Ph.D. in Mineral Economics from Queens University in Canada. Minco is a leading foreign company in China with extensive contacts, large geological database, and strong operating expertise. Currently, Minco has a large portfolio of high quality gold, silver, and base metals projects. Teck Cominco is one of Minco’s largest shareholders.

Mr. Robert Quartermain, president of Silver Standard adds: “The investment in Minco Silver by Silver Standard provides Silver Standard with exposure in an area where it is not already working, and brings the expertise of Dr. Cai and his resources to the benefit of Minco Silver and Silver Standard shareholders.

“The Chinese economy has grown at an astonishing pace over the past 10 years, with annual silver consumption increasing from 24 million ounces to 47 million ounces. China appears to have an insatiable demand for all metals and we strongly believe that there will be continued growth in silver consumption. We are very pleased to participate in the Minco Silver strategic alliance in a country that has large silver resource potential with an increasing domestic silver demand.”

Dr. Ken Cai, president and C.E.O. of Minco, comments: “This strategic alliance between Silver Standard and Minco is a very exciting move which will benefit both shareholder groups. A well-funded Minco Silver can move forward with the Fuwan silver project and with the acquisition of other high quality Chinese silver projects. By combining the expertise of the two companies, I am very confident that we will build Minco Silver into a significant pure silver company focused in China.”

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.